FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2020	2

Results January - December 2020

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report 2020 submitted to the CNMV, in Note 2, page 17 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. Disclaimer

Mr. José María Álvarez-Pallete Chairman & CEO 2020 Highlights

Material progress against strategic objectives

1	Focus on 4 core markets	Improving our **value proposition** across core markets: ✓ **FTTH network;** 25.2m premises passed in Spain and 15.7m in Brazil ✓ 78% **5G** coverage in Spain; live in Germany, UK and Brazil. German network ranked "Very Good" ✓ JV with **O2 UK/Virgin Media progressing** to plan; **won auction** in joint bid for **Oi mobile in Brazil**
2	Reduce Hispam exposure	✓ **Risk profile mitigation;** maximising efficiencies and profitability; **reduced equity exposure** ✓ Independent **neutral fibre network vehicle in Chile** to reach 3.5m premises passed by FY 22 ✓ Hispam **legal separation completed, preserving optionality** (disposal of CAM assets executed)
3	Optimise Telefónica Tech	✓ **Double-digit revenue growth** ✓ **Cloud, Cyber and IoT & Big Data carveouts almost completed** and fully functional ✓ Developing **additional capabilities**, building **IoT/Big Data portfolio, new Cloud solutions in Edge**
4	Develop Telefónica Infra	✓ **Sale of Telxius towers** to ATC for €7.7bn, implied multiple of **30.5x proforma OIBDAaL** ✓ **Partnership with Allianz for Germany FTTH rollout**, target of 2m rural & semi-rural premises passed ✓ Advanced talks to create a **fibre wholesale network in Brazil;** to pass >5.5m premises in 4 years
5	Simplify operating model	✓ **79% of all business processes digitalised** in 2020, up 10 p.p. y-o-y and managed in real time ✓ FY 20 Group **(OIBDA-CapEx)/Revenues up 0.5 p.p.** y-o-y organic ✓ **MoU signed with leading European telcos to promote Open RAN,** successful testing

Telefónica
1

2020 performance highlights Revenues y-o-y org OIBDA-CapEx y-o-y org Free cash flow y-o-y OIBDA-CapEx Margin org y-o-y org €43.1bn down 3.3% to Net debt y-o-y €7.6bn down 0.9% to 20.4% up 0.5 p.p. to €4.8bn Q4 €2.0bn (+13.2%) €35.2bn down €2.5bn to • Good momentum in Q4 20; accelerating organic trends in Revenues and OIBDA across all segments • Group OIBDA-CapEx back to growth of 1.9% y-o-y organic in Q4 20, with margin expanding 0.7 p.p. • Strong focus on delivering incremental cost efficiencies with OpEx down 2.2% y-o-y organic in Q4 20 • 2020 EPS 0.24€/share, up 54.3% y-o-y • Prioritised investment in NGN (UBB network; 134.8m premises passed) • Improved customer engagement; NPS in core markets at 24% (+7.0 p.p. y-o-y); 4th consecutive Q of churn improvement; -0.7 p.p. y-o-y • Key focus on digitalisation; digital sales +40.5% y-o-y in the 4 core markets to 31% of total (+12 p.p. y-o-y) • Notable improvement throughout the year in free cash flow generation • Inorganic initiatives announced, add flexibility and further reduce net debt by €9bn (c. 25% of year-end €35.2bn net debt) 2

Robust financial performance in a challenging year Revenue 2020 y-o-y OIBDA 2020 y-o-y Strong organic debt reduction (€bn) Free cash flow per share (11.0%) (6.5 p.p.) (1.3 p.p.) (3.3%) Reported Fx Perimeter & Others Organic (10.7%) (8.0 p.p.) 3.0 p.p. (5.7%) Reported Fx Perimeter & Others Organic 0.37 0.88 Q4 20 FY 20 (12.0%) (8.1 p.p.) (1.9 p.p.) (2.0%) Q4 20 2.2% (10.9 p.p.) 16.0 p.p. (2.8%) €25bn of FCF generated since 2016 Net Debt -€17bn 5.0 4.8 Avg. FCF 2016- 2019 FCF 2020 52.2 35.2 Jun-16 Dec-20 Q4 20 3 COVID-19 -3.9 p.p. COVID-19 -5.2 p.p.

FY 2020 Q4 2020 € in millions Reported Reported y-o-y Organic y-o-y Organic y-o-y aggregated 4 core markets Reported Reported y-o-y Organic y-o-y Organic y-o-y aggregated 4 core markets Revenues 43,076 (11.0%) (3.3%) (2.4%) 10,909 (12.0%) (2.0%) (1.9%) OIBDA 13,498 (10.7%) (5.7%) (2.6%) 3,751 2.2% (2.8%) (1.3%) OIBDA margin 31.3% 0.1 p.p. (0.9 p.p.) (0.1 p.p.) 34.4% 4.8 p.p. (0.3 p.p.) 0.2 p.p. OIBDA-CapEx (ex-spectrum) 7,763 (0.9%) (0.9%) 1.9% 2,083 31.9% 1.9% (2.6%) OIBDA-CapEx / Revenues (ex-spectrum) 18.0% 1.8 p.p. 0.5 p.p. 1.0 p.p. 19.1% 6.4 p.p. 0.7 p.p. (0.2 p.p.) Net Income 1,582 38.5% 911 c.s. Underlying Net Income 3,086 (13.7%) 1,035 4.9% FCF (incl. leases principal payments) 4,794 (18.9%) 1,993 13.2% Net Financial Debt ex- leases 35,228 (6.7%) Financial summary COVID-19 impacts (estimated) FX impacts € (m) Q4 20 FY 20 Revenues (508) (1,905) OIBDA (291) (977) € (m) Q4 20 FY 20 Revenues (1,003) (3,138) OIBDA (399) (1,205) Argentina impairment € (m) FY 20 OIBDA (894) 4

Accelerated recovery in Q4 20 Revenue (OIBDA-CapEx)/Revenues (4.3%) (2.0%) (3.9%) (1.9%) Q3 20 Q4 20 y-o-y organic Group 4 core markets +2.2 p.p. OIBDA (8.3%) (2.8%)(3.3%) (1.3%) Q3 20 Q4 20 y-o-y organic Group 4 core markets +5.4 p.p. Improvement in Revenue and OIBDA trends across all segments in Q4 20 14.8% 20.4% FY 16 FY 20 Long track record of efficiency gains organic 5

2020 financial outlook delivered Management of operations to preserve Operating Cash Flow More than covered by strong FCF generation Financial targets (organic ex-contribution to growth from ARG) 2020E FY 20 OIBDA-CapEx Slightly negative to flat (0.9%) 2020 dividend €0.40/share Interim Dec-20 €0.20/sh. (Voluntary Scrip) Final Jun-21 €0.20/sh. (Voluntary Scrip) Higher flexibility; Scrip dividend in 2020 payments December payment: 67% of shareholders opted for new shares; 63% in June 6

ESG at the heart of our strategy throughout the pandemic

HELPING SOCIETY TO THRIVE
Supporting customers and communities

0.5% Contribution to GDP

~1m jobs Impact on employment

€8.2bn Fiscal contribution

BUILDING A GREENER FUTURE
Digital innovation; lower carbon economy

-61% GHG emissions (Scope I+II)*

88% Renewable use

-81% Energy per unit of traffic (MWh/PB)*

9MtCO2 Emissions avoided in our clients thanks to digitalisation

LEADING BY EXAMPLE
Running an inclusive, fair and ethical business

27% Women in management positions (+1.8 p.p. y-o-y)

+10 p.p. Increase in Society Trust**

#1 In Ranking Digital Rights (2nd consecutive year)

Targeting net zero emission in our 4 main markets by 2025

* Base year: 2015
** RepTrak Pulse® core 4 markets

Telefónica 7

Mr. Ángel Vilá COO FY & Q4 20 Results

Spain | Strategy proven right, preserved value

Growth in value

Accesses (m; y-o-y)



+7%
+1%
(3%)
4.6
15.4
3.9
Fibre
Postpaid
Pay TV

Performance

- ✓ **Market cooled down to preserve value**
  - Tariff upgrade (more for more) announced in Q4
- ✓ **Polarisation remains, enhanced offering and innovative VAS**
  - Fibre UBB +9% y-o-y; O2 base doubling
  - Upselling on speed (1Gb) and Premium TV (new partnerships)
  - New revenue streams (alarms, eHealth..)
- ✓ **Resilient convergent base and KPIs**
  - 91% of consumer FBB base (+1 p.p. y-o-y)
- ✓ **Innovative infrastructure**
  - Increased fibre profitability and share; 78% 5G coverage

Convergent base

y-o-y



Customers (m)
ARPU (€)
Churn
4.8
91.4
1.4%
H2 > H1
Dec
(0.3%)
FY
(1.9%)
FY
(0.2 p.p.)

Fibre uptake

Accesses (m; y-o-y)



+2.1
+0.7
+1 p.p.
25.2
7.2
29%
Premisses passed
Connected accesses (Ret+Wholes.)
FTTH Uptake

Largest FTTH network in Europe

Telefónica
8

41.1% 29.1% 40.7% 29.3% OIBDA/Revenues OIBDA-CapEx/ Revenues Spain | Strong execution, recurrent and solid cash generation Performance (4.3%) (3.6%) (4.8%) (5.5%) (2.9%) (2.1%) (4.7%) 0.7% y-o-y organic Key financials 2020 Revenue Service Rev. OIBDA OIBDA-CapEx Q3 Q4 CapEx/Revenues y-o-y organic 11.4% FY 20 c.50% of CapEx in NGN (FTTH + LTE/5G) Record OIBDA-CapEx margin (0.7 p.p.) +0.9 p.p. FYy-o-y organic (1.6 p.p.) Q4 +1.0 p.p. (0.8 p.p.) ✓ Continued improvement in financials in Q4 ✓ Revenue trend better across the board • Solid convergent ARPU, record IT sales • “Wholesale & others” back to y-o-y growth ✓ Benchmark OIBDA margin, benefiting from digitalisation • Savings in network, systems, commercial costs • Progress on copper switch off (>750 CO’s closed) ✓ High cash conversion (OIBDA-CapEx): €3.6 Bn in 2020; -0.5% y-o-y • CapEx efficiency (lower legacy, 5G switch on) ✓ FY 20 COVID impacts y-o-y: Revenues -3.7 p.p.; OIBDA -3.9 p.p. 9

435 35 (3.6%) 2.7% 3.4% 1.8% 0.1% Germany | Delivery of targets Q4 FY 2020 Key financials y-o-y Q4 Net additions (k) ARPU y-o-y Operational KPIs Revenues OIBDA Key milestones Strong financial performance Mobile contract VDSL ✓ Delivery on FY 20 guidance, revenues, OIBDA and Capex/Sales ✓ Strong trading; O2 Free tariffs remained highly popular ✓ Network quality equalisation; LTE coverage completed ✓ Ranked “very good” in Connect Magazine network test ✓ 5G network active in 15 cities, targeting >30% coverage by FY 21 ✓ Positive momentum in mobile revenues (+2.1% y-o-y in Q4) ✓ FY 20 handset revenues up 5.7% y-o-y on high value handsets sales ✓ Q4 OIBDA up 3.4% y-o-y; a strong improvement (+0.7% in Q3 20) ✓ FY 20 CapEx up 4.8% y-o-y, investment in 4G/LTE and 5G launch ✓ FY 20 COVID impacts y-o-y: Revenues -1.0 p.p.; OIBDA -2.5 p.p. OIBDA-CapEx +67% q-o-q +6% q-o-q O2 ARPU (ex-roaming) Q3 Q4 O2 churn at historical lows 1.0% in Q4 10 0.3% 0.4%

UK | #1 network in the UK

2020 operational KPIs



Accesses, m (y-o-y)
+5%
36.2
Total mobile
+1%
12.4
Mobile Contract
Contract churn
0.9% in Q4

2020 Key financials



y-o-y organic
Margin over revenues
Q4
FY
(5.2%)
(4.4%)
Revenues
2.5%
(2.4%)
30.7%
30.8%
OIBDA
2.7%
17.2%
OIBDA-CapEx

Customer leadership

- ✓ **Rated #1 MNO for NPS and satisfaction** by Ofcom[1]
- ✓ **Industry leading low level of customer loyalty**
- ✓ **5G available** in over 150 towns and cities

Net 2025 ZERO EMISSIONS

Continued efficiency gains

- ✓ Strong cost control and focus on direct trading resulting in **Q4 OIBDA growth**
- ✓ **5th consecutive year of expanding OIBDA margin**
- ✓ CapEx flexibility and increased **investment in growth areas** including 5G
- ✓ **Continued cash generation**; FY OIBDA-CapEx margin +1.3 p.p. y-o-y
- ✓ **FY 20 COVID impact y-o-y:** -4.7 p.p. revenues, -7.3 p.p. OIBDA

O2 UK / Virgin Media JV progressing to plan. Joint EV £38bn including synergies. O2 valued at 7.8x EV/OIBDA 2020. Synergies NPV £6.2bn. Cash inflow for Telefónica £5.5bn-£5.8[2]. Closing estimated by mid-2021

(1) https://www.ofcom.org.uk/__data/assets/pdf_file/0014/211082/ukrn-performance-scorecards-2021.pdf

(2) Calculated at the date of the agreement and subject to customary adjustments in this type of transactions

Telefónica

11

Brazil | Growth in value and efficiencies driving profitability Improving mix and monetisation Net adds (‘000) Q4 19 Q3 20 Q4 20 Key financials 2020 y-o-y organic Second to none quality of service ✓ Reinforced mobile leadership (33.6% MS; +0.6 p.p. y-o-y) ✓ Strong net adds in core segments • Historical low contract churn levels at 1.1% (-0.5 p.p. y-o-y) • Largest FTTH footprint in LatAm (15.7M) • In talks for FTTH vehicle to reach >5.5m premises passed in 4 yrs ✓ Oi acquisition to reinforce spectrum and service leadership ✓ Optimised capital allocation • Growth CapEx 71% of total (> fibre; < legacy) ✓ FY 20 COVID impacts y-o-y: Revenues -4.0 p.p.; OIBDA -4.3 p.p Profitability and cash generation 12 (1.6%) 2.1% (1.6%) (2.6%) (0.1%) (1.1%) Revenue MSR OIBDA Q4 FY 42.9% 24.5% OIBDA/Revenues OIBDA-CapEx/ Revenues +0.6 p.p. +2.5 p.p. FY 20 y-o-y organic 255 443 729 145 267 248 Postpaid FTTH Q4 19 Q3 20 Q4 20 Oi Mobile acquisition progressing to plan. Full deal value €2.6bn. 4.0x EV/OIBDA 2020 post synergies. Vivo’s investment €0.9bn. Closing expected H2 2021

46.9% Sites Infra | Telxius: delivering growth, unlocking value 3rd Party Tenants Revenues, OIBDA & Profitability: Telxius # Revenues (1) OIBDA (1) # 6,563 466 7,553524 11.0% 13.0% 6.8% 9.5% (1) Ex-capacity sale in H1 19 in Cable (Marea) (2) Excluding M&A CapEx from inorganic operations (acquisition of towers in Brazil, Peru and Germany, DAS and real estate) y-o-y organic OIBDA-CapEx / Rev (2) Revenues & OIBDA: Tower business Revenues OIBDA 41.3% 41.9% 21.1% 21.5% +15.1% y-o-y 13 142Q4 Organic Tenants176Q4 Organic BTS Dec-20Dec-19 OrganicAcquiredDec-20Dec-19 Organic 18,348 457 26,765 7,960 +45.9% y-o-y Acquired Sale of Telxius Towers to ATC ✓ €7.7bn transaction, €3.5bn capital gain ✓ 30.5x OIBDAaL, highest multiple ever ✓ €4.6bn net debt reduction ✓ Expected closing 2021 Q4 FY y-o-y organic Q4 FY

Developing fibre opportunity across our markets

Deployment boost driving connection growth

- ✓ Penetration stable at 21%
- ✓ Strongest technological transformation in the sector provides visibility to long-term revenues: UBB/ FBB 77% (+6 p.p. y-o-y)

Strong network footprint
+
FTTH infrastructure consolidating as a core asset class seeing buoyant M&A activity at very rich valuations

Owned FTTH network (premises passed; m)


+20%
y-o-y
39.7
47.8
Dec-19
Dec-20

	Dec-19	Dec-20	
FTTH Connections	8.2	10.0	+21% y-o-y

✓ Unsere Grüne Glasfaser (UGG)[1]

JV 40% T. Infra / 10% T. Deutschland / 50% Allianz

- Neutral wholesale operator benefiting from T. Group FTTH expertise
- Massive market opportunity, just c.10% FTTH coverage in Germany[2]
- Targeting >2m premises passed over >50,000km fibre deployed over 6 years
- EC approval received; construction starting in 2021
- Phased investment & long-term returns

✓ InfraCo SpA

New JV 60% KKR / 40% T. Chile

- Accelerating deployment without CapEx impact
- Expected net debt reduction of c.0.4bn USD
- Transfer of T. Chile's footprint (c.2m premises passed) at 18.4x EV/OIBDA
- Plan of 3.5m premises passed by year-end 2022
- Expectation to be operational from H2 21

✓ FiBrasil

Advanced negotiations with a leading international financial investor

- Independent and neutral fibre wholesale network
- To accelerate deployment and reduce time-to-market (convergent offer)
- Vivo to carve out 1.6m FTTH premises passed; FiBrasil target >5.5m over the next 4 years
- Vivo will hold a stake in FiBrasil together with T. Infra and the Investor

Further fibre Optionality (Europe & Hispam)

(1) UGG: "Our Green Fibre" in German
(2) Source: FTTH Council as o Sept-19

Telefónica
14

Tech | Resilient and fast growing business

Solid growth

Tech services revenue* (M€; y-o-y organic)



+13.6%
1,504
389
368
357
391
Q1
Q2
Q3
Q4
FY

Outperfoming the market
Initial carve out c. 50% of revenues to Tech COs

- ✓ COVID-19 **increasing companies' need for digital transformation**
- ✓ **Corporate B2B back to growth** in Q4 (~60% of B2B FY 20 revenue)
  - Key role for Public Administration
- ✓ **Tech Companies up & running,** carve-out almost finished
  - Cyber & Cloud in a single unit with a fully integrated proposal

Operational highlights

Tech services revenue* (FY 20; M€; y-o-y organic)



20.6%
12.5%
0.8%
Cloud
CyberSecurity
IoT/Big Data
772
421
311

Cloud
- **Multicloud portfolio reinforced**: new VDC with Edge Computing in Spain, own VDC in 4 countries updated.
- **Accelerated migration**: +60% SaaS rev. y-o-y; +22% IaaS&PaaS in FY

Cybersecurity
- **Differential assets**: 12 SOCs owned; +1.5k security professionals
- **Telefónica Tech Ventures, vehicle for investment,** 14 startups

IoT & Big Data
- **Commercial activity improved in Q4 vs Q3**
- Developing solutions for different sectors
- **23M IoT accesses (+4%)**; revenue growth despite lockdown

Telefónica

T. Tech's revenue perimeter will be defined once the carve-out is finished and the asset transfer is completed

15

Ms. Laura Abasolo CFCO FY & Q4 20 Results

Hispam | Maximising value; reduced exposure Strong commercial recovery underway Improving growth trajectory ✓ Focus on value growth • Contract net adds +56% q-o-q; churn -0.6 p.p. y-o-y to 2.2% in Q4 • FTTH net adds x3 y-o-y; churn -1.2 p.p. y-o-y to 1.9% in Q4 • 9.9m premises passed with FTTH (+1.2m in FY 20) ✓ Positive NPS evolution in the region ✓ Acceleration in digitalisation & efficiencies • FY 20 Digital sales reached 22% of total (+11 p.p. y-o-y) • Transformation towards a new operating model ✓ Recovery in financial trends • OIBDA y-o-y evolution improved despite tougher comps ✓ FY 20 COVID impacts y-o-y: Revenues -5.5 p.p.; OIBDA -10.6 p.p. Key Financials 2020 organic y-o-yNet additions (k) (2.5%) (10.2%) 51.2% (6.2%) (13.2%) 2.4% Revenue OIBDA OIBDA-CapEx Q4 FY Postpaid FTTH (169) 255 397 Q4 19 Q3 20 Q4 20 59 205 178 Q4 19 Q3 20 Q4 20 Reduced average capital employed by c. 20% ✓ Asset light model • Co-investments deals with ATC & ATP / Chile InfraCo • 4G sharing in COL, AT&T agreement in MEX • CapEx/Sales 11% (-3 p.p. vs. FY 19) ✓ Improved capital structure • COP leverage +1.3x and CLP +0.7x ✓ Value crystalisation through disposals • $1bn Chile InfraCo / $500 EV/premise passed • LatAm towers sale to ATC • CAM sale at ~7x EV/OIBDA 16

€m ✓ Revenue: Q4 -8.1 p.p.; FY -6.5 p.p. ✓ OIBDA: Q4 -10.9 p.p.; FY -8.0 p.p. ✓ -€1,205m in OIBDA, down to -€231m in FCF in FY ✓ Depreciation of BRL vs. EUR main drag ✓ Net debt reduced by €953m in FY due to debt structure ✓ Net debt and leases -€1.8bn in FY y-o-y OIBDA CapEx Taxes WC + Interest + Others FCF (1,205) 521 32 421 (231) (953) Mitigated FX impact on FCF FX impact structurally neutralised; Natural hedge FY 20 currency impactFX negative factor in Q4 20 and FY 20 Net debt -€1.8bn Net Debt+Leases FX positive factor in Net Debt 17

963 Dec-19 FCF Pre-retirement commitments Dec-20FX & Others Net financial investments ND/OIBDAaL 2.52x Shareholder remun. (incl. SBB, hybrid coupons & capital increases) Net Financial Debt €m 37,744 (4,794) 1,022723 18 (2,516) (449) 35,228 ND/OIBDAaL 2.79x Hybrids €41.7bn incl. IFRS-16 Leases Net interest payment TaxWorking capital OIBDA-CapEx ex-spectrum accrued FCFDividend to minorities 4,794 189 (1,171) (509) (471) 7,763 Lease principal payments (1,787) (126) Non-cash items & Others 906 Spectrum accrued 18 Additional €9bn net debt reduction from inorganic initiatives1 1. Includes proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of a stake in InfraCo Chile and reduced by payment for the acquisition of Oi assets Debt | Strong FCF and inorganic initiatives €26Bn

De-risked balance sheet

Sources of long-term financing (2020 & YTD)

(€bn)



Climate Bonds Initiative Award for Largest Green ICT issuer of 2019
1st Green Hybrid & 1st Sustainability Hybrid in the Telecom sector
Including £4bn syndicated loan to back O2 – VMED merger
Includes €2.8bn bond financing & €3.5bn syndicated loans in €, $ & £
0.5
1.0
3.5
6.3
0.3
6.3
17.9
€ Green Financing (Hybrid)
€ Sustainability Financing (Hybrid)
€ Bonds
Financing at Subsidiaries
Bank Financing
V MED O2UK Financing
Total

Flatter maturity profile

Net debt maturities at Dec-20 | €bn; not considering hybrid NC dates



Including inorganic deals
75% debt in fixed rates
Current liquidity exceeds maturities beyond 2022
Cash > gross maturities
3.6
Cash > gross maturities
3.2
Cash > gross maturities
2021E
2022E
2023E

Robust liquidity position

Dec-20 | €bn



93% LT
8.1
13.4
21.4
Cash position
Undrawn credit lines & synd. credit facilities
Liquidity position[1]

Long Average Debt Life and low interest costs

Dec-20



10.79 yrs
Avg. debt
3.11%
Interest payment cost
Costs ex lease interests
(ex positive effects in FY 20)

Telefónica

1. Liquidity not including inorganic deals (Includes proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of a stake in InfraCo Chile and reduced by payment for the acquisition of Oi assets)

19

Conclusion Mr. José María Álvarez-Pallete Chairman &CEO

2021 guidance | Recovery more evident from Q2 2021 guidance 2021 stable and sustainable dividend 2021 DIVIDEND €0.30/SHARE Interim Dec-21 €0.15/sh. (Voluntary Scrip) Final Jun-22 €0.15/sh. (Voluntary Scrip) 2021 calendar payments Jun/21 €0.20/sh.; voluntary scrip Dec/21 €0.15/sh.; voluntary scrip CRYSTALLISING VALUE FOR THE BENEFIT OF SHAREHOLDERS A digital company Best networks (base for future growth) Disciplined execution Best-in class efficiency and high cash-flow generation Active portfolio management (value creation) Continued deleveraging Comfortable financial position Improved ROCE 1.5% treasury stock to be cancelled 20 Financial Targets (organic y-o-y) 2021 Revenues “Stabilisation” OIBDA “Stabilisation” CapEx/Sales (ex spectrum) Back to normalised level up to 15%

Key takeaways • Proven resilience in challenging times; delivering for all stakeholders ‒ Strong improvement across four core markets ‒ Leveraging best-in-class network infrastructure to maintain and grow high-value customer base ‒ Prioritising network investments to further strengthen quality gap ‒ Effective management of OpEx and CapEx through the COVID-19 crisis ‒ Delivery of 2020 outlook ‒ Strong FCF generation; FCF/Sh. €0.88 in 2020; €25bn in 2016-20 • Material progress towards strategic objectives ‒ Strengthened position in the UK and Brazil via in-market consolidation ‒ Reducing and modulating our exposure to Hispam ‒ Sale of Telxius tower division to ATC at record multiples ‒ Telefónica Infra and Telefónica Tech provide enhanced platform for value optimisation and future growth ‒ Material savings generated through streamlining operating model and growing digitalisation • Proactive de-leveraging ‒ Net debt down to €35.2bn in 2020, €9bn additional ND reduction from announced inorganic transactions ‒ Average debt maturity of 10.79 years • Positive outlook ‒ Well positioned to drive economic recovery and leverage growth opportunities 21

Results presentation and Q&A Session • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event If you have any questions, please contact the Investor Relations team at ir@telefonica.com or +34 914 828 700 • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here The management will host a webcast to discuss the results on 25th February at 10:00am (CET), 9:00am (GMT), 04:00am (EST) Participants from Telefónica: José María Álvarez-Pallete (Chairman & CEO), Ángel Vilá (COO), Laura Abasolo (CFCO), and Pablo Eguirón (Global Director of IR). Webcast Q&A Session

For further information, please contact: Investor Relations Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 25, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer